Exhibit 99(f)
                             PRESS RELEASE


FOR IMMEDIATE RELEASE
TUESDAY
JANUARY 27, 1998

CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501)  688-8229


            TCBY ANNOUNCES NEW INTERNATIONAL DEVELOPMENT
                         IN SOUTH AMERICA


LITTLE ROCK, AR - Tuesday (January 27) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced it has executed a development agreement for Bolivia and Paraguay. TCBY now has development agreements in over 65 foreign countries.

Succesores de Salah Abou Saleh will be responsible for the development of the "TCBY"(Registered) brand throughout these countries through franchising and retail distribution. This company has operated in Paraguay since 1960, primarily pursuing beverage distribution and export. The company is also an importer and distributor of electronic products.

A minimum of twelve stores will be developed over the next five year within Paraguay and Bolivia. The Company did not disclose the specific terms of the agreement.

"We are very excited about developing the TCBY brand in Paraguay and Bolivia," said Hartsell Wingfield, President of
TCBY International. "With this agreement, we will now have distribution in virtually all of South America."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.


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